UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COMMONWEALTH TELEPHONE ENTERPRISES, INC.
(Name of Subject Company (Issuer))

COMMONWEALTH TELEPHONE ENTERPRISES, INC.
(Issuer)
CITIZENS COMMUNICATIONS COMPANY
(Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

3¼% Convertible Notes Due 2023
and 3¼% Series A Convertible Notes Due 2023
(Title of Class of Securities)

203349AA3
203349AB1
203349AC9
(CUSIP Number of Class of Securities)

Hilary E. Glassman, Esq.
Citizens Communications Company
3 High Ridge Park
Stamford, CT 06905
(203) 614-4625

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(*)		Amount of Filing Fee
$58,184,414.90		$1,786.26

* Calculated solely for purposes of determining the filing fee. Based upon the maximum aggregate purchase price payable for 3 1/4% of Convertible Notes Due 2023 (the “2003 Notes”) and 3 1/4% Series A Convertible Notes Due 2023 (the “2005 Notes” and, together with the 2003 Notes, the “Notes”) in connection with a designated event repurchase offer pursuant to the applicable indenture, calculated as the sum of (a) $57,674,000, representing 100% of the principal amount of the Notes outstanding, plus (b) $510,414.90, representing accrued and unpaid interest on the Notes through April 22, 2007, the day prior to the currently anticipated payment date. The amount of the filing fee, $30.70 for each $1,000,000 of value of the Notes proposed to be purchased, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION
Pursuant to the terms of and subject to the conditions of (i) the Indenture dated as of July 18, 2003, between Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation (“Commonwealth”), and The Bank of New York, as Trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of March 8, 2007 (the “2003 Supplemental Indenture”), among Commonwealth, Citizens Communications Company, a Delaware corporation (“Citizens”), and the Trustee (the “2003 Indenture”), and (ii) the Indenture dated as of August 3, 2005, between Commonwealth and the Trustee, as amended by the First Supplemental Indenture dated as of March 8, 2007 (the “2005 Supplemental Indenture” and, together with the 2003 Supplemental Indenture, the “Supplemental Indentures”), among Commonwealth, Citizens and the Trustee (the “2005 Indenture” and, together with the 2003 Indenture, the “Indentures”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Commonwealth and Citizens with respect to the right of each holder of (a) Commonwealth’s 3 1/4% Convertible Notes due 2023 (such series, the “2003 Notes”) and (b) Commonwealth’s 2005 Series A 3 1/4% Convertible Notes due 2023 (such series, the “2005 Notes” and, together with the 2003 Notes, the “Notes”) to sell to Commonwealth, and the obligation of Commonwealth to repurchase from each holder who exercises this right, the Notes pursuant to the terms and conditions of the Notice of Designated Event and Offer to Purchase dated March 23, 2007 (as may be amended or supplemented from time to time, the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(i), the Letter of Transmittal attached hereto as Exhibit (a)(1)(ii), the Indentures and the Notes (the “Offer”).

A Designated Event (as defined in the Indentures) with respect to Commonwealth occurred on March 8, 2007 as a result of the merger (the “Merger”) of CF Merger Corp., a Delaware corporation and a wholly owned subsidiary of Citizens (“Merger Sub”), with and into Commonwealth, with Commonwealth surviving as a wholly owned subsidiary of Citizens pursuant to the Agreement and Plan of Merger dated as of September 17, 2006 (the “Merger Agreement”), among Commonwealth, Citizens and Merger Sub. In connection with the Merger, pursuant to the terms of the Supplemental Indentures, Citizens unconditionally guaranteed all of Commonwealth’s obligations under the Notes and the Indentures, including any payments with respect to the Offer.

The Offer will expire at 5:00 p.m., New York City time, on Friday, April 20, 2007, unless extended or earlier terminated pursuant to a requirement of applicable law.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the Caption “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The issuer is Commonwealth Telephone Enterprises, Inc. The address of the principal executive offices of Commonwealth is 100 CTE Drive, Dallas, Pennsylvania 18612. Commonwealth’s telephone number is (570) 631-2700. Commonwealth is a wholly owned subsidiary of Citizens Communications Company. The address of the principal executive offices of Citizens is 3 High Ridge Park, Stamford, Connecticut 06905. Citizens’ telephone number is (203) 614-5600. The information set forth in “Section 4. Certain Information Concerning the Offeror” of the Offer to Purchase is incorporated herein by reference.

(b) The securities that are the subject of the Offer are Commonwealth’s 3 1/4% Convertible Notes due 2023 (CUSIP Nos. 203349AB1; 203349AA3) and Commonwealth’s 2005 Series A 3 1/4% Convertible Notes due 2023 (CUSIP No. 203349AC9). As of March 21, 2007, there were $27,736,000 aggregate principal amount of the 2003 Notes and $29,938,000 aggregate principal amount of the 2005 Notes outstanding (for which conversion notices have not been received), which are now convertible, subject to the satisfaction of certain conversion conditions set forth in the Indentures, into cash and shares of the common stock of Citizens.

(c) The information set forth in “Section 5. Price Range of Notes and Citizens Common Stock; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) This is an issuer tender offer. Commonwealth is both a filing person and the subject company of this Schedule TO. Commonwealth is a wholly owned subsidiary of Citizens. Citizens has unconditionally guaranteed Commonwealth’s obligations under the Notes and the Indentures, including any payments with respect to the Offer, and is a filing person of this Schedule TO. The information set forth under Item 2(a) above is incorporated herein by reference. As required by General Instruction C to Schedule TO, the following persons are directors and/or executive officers and/or controlling persons of Commonwealth and Citizens:

Commonwealth

Name	Office
Mary Agnes Wilderotter**	Chairman
Daniel J. McCarthy**	Director, President and Chief Operating Officer
Donald R. Shassian**	Director, Vice President and Chief Financial Officer
John H. Casey, III**	Vice President
Robert J. Larson**	Vice President and Chief Accounting Officer
Donald B. Armour**	Vice President and Treasurer
Hilary E. Glassman**	Vice President, General Counsel and Secretary
Michael Golob**	Vice President, Engineering
Ann Burr*	Vice President, Regulatory
David G. Schwartz**	Assistant Secretary
Gregg Sayre*	Assistant Secretary

Citizens

Name	Office
Mary Agnes Wilderotter**	Chairman of the Board and Chief Executive Officer
Donald R. Shassian **	Chief Financial Officer
John H. Casey, III**	Executive Vice President
Hilary E. Glassman **	Senior Vice President, General Counsel and Secretary
Peter B. Hayes **	Executive Vice President Sales, Marketing and Business Development
Robert J. Larson **	Senior Vice President and Chief Accounting Officer
Daniel J. McCarthy**	Executive Vice President and Chief Operating Officer
Cecilia K. McKenney**	Senior Vice President, Human Resources
Kathleen Quinn Abernathy**	Director
Leroy T. Barnes, Jr.**	Director
Michael T. Dugan**	Director
Jeri B. Finard**	Director
Lawton Wehle Fitt**	Director
Stanley Harfenist**	Director
William M. Kraus**	Director
Howard L. Schrott**	Director
Larraine D. Segil**	Director
Bradley E. Singer**	Director
Edwin Tornberg**	Director
David H. Ward**	Director
Myron A. Wick, III**	Director

*	The address of such person is c/o Commonwealth Telephone Enterprises, Inc., 180 S. Clinton Avenue, Rochester, New York 14646, and such person’s business telephone number is (585) 777-1000.

**	The address of such person is c/o Citizens Communications Company, 3 High Ridge Park, Stamford, Connecticut 06905, and such person’s business telephone number is (203) 614-5600.

Item 4. Terms of the Transaction.

(a)(1)(i)—(iii), (v)—(viii), (xii) The information set forth in the “Summary,” “Section 1. Introduction,” “Section 2. Terms of the Offer,” “Section 7. Acceptance of Notes for Payment,” “Section 8. Expiration, Extension, Amendment, Termination or Withdrawal of the Offer,” “Section 9. Procedures for Tendering Notes,” “Section 10. Withdrawal of Tenders,” “Section 12. Conditions of the Offer” and “Section 13. U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv), (ix)—(xi) Not Applicable.

(a)(2) Not Applicable.

(b) To Commonwealth’s knowledge, no officer, director or affiliate of Commonwealth is a holder of any Notes.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Commonwealth and/or Citizens are party to the following agreements, arrangements or understandings involving the Notes:

(1) Indenture dated as of July 18, 2003, between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.10 to Commonwealth’s Form S-1 Registration Statement on November 7, 2003 and incorporated herein by reference). As a result of the Merger, Commonwealth is now required to offer to repurchase the 2003 Notes from the holders.

(2) Indenture dated as of August 3, 2005, between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to Commonwealth’s Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference). As a result of the Merger, Commonwealth is now required to offer to repurchase the 2005 Notes from the holders.

(3) First Supplemental Indenture dated as of March 8, 2007, among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and The Bank of New York, as Trustee (filed as Exhibit 10.1 to Commonwealth’s Report on Form 8-K on March 9, 2007 and incorporated herein by reference). Under the 2003 Supplemental Indenture the holders of the 2003 Notes are eligible to receive the merger consideration in accordance with the conversion rights provided therein.

(4) First Supplemental Indenture dated as of March 8, 2007, among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and The Bank of New York, as Trustee (filed as Exhibit 10.2 to Commonwealth’s Report on Form 8-K on March 9, 2007 and incorporated herein by reference). Under the 2005 Supplemental Indenture the holders of the 2005 Notes are eligible to receive the merger consideration in accordance with the conversion rights provided therein.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in “Section 3. Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

(b) Any Notes purchased pursuant to the Offer will be cancelled and retired.

(c)(1)—(2) Not applicable.

(c)(3) On March 23, 2007, Citizens issued $300 million in aggregate principal amount of 6 5/8% senior unsecured notes due March 15, 2015 and $450 million in aggregate principal amount of 7 1/8% senior unsecured notes due March 15, 2019. Citizens will use the net proceeds from the offering to refinance $200 million principal amount of indebtedness incurred on March 8, 2007 under a bridge loan facility in connection with the acquisition of Commonwealth and to redeem, repurchase or otherwise retire for value $495.2 million principal amount of its 7.625% Senior Notes due 2008. Any remaining net proceeds will be used to pay integration costs and settle liabilities associated with the acquisition of Commonwealth. In addition to this Offer, Citizens may continue to utilize a portion of its available cash balances to purchase its own stock or debt securities from time to time as market prices make such investments attractive.

(c)(4)—(10) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(d) The information set forth in “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) None of Commonwealth or Citizens, or to the knowledge of Commonwealth or Citizens, any of the persons identified in Item 3 of this Schedule TO, or any associate or majority owned subsidiary of either Commonwealth or Citizens or any of the persons identified in Item 3 of this Schedule TO, beneficially owns any Notes.

(b) Except for Citizens’ unconditional guarantee of Commonwealth’s obligations under the Notes and the Indentures, none of Commonwealth or Citizens, or to the knowledge of Commonwealth or Citizens, any of the persons identified in Item 3 of this Schedule TO, or any associate or majority owned subsidiary of either Commonwealth or Citizens, or any director or executive officer of any subsidiary of either Commonwealth or Citizens has engaged in any transaction in the Notes during the 60 days preceding the date of this Schedule TO.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Section 14. Fees and Expenses; Solicitations” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Commonwealth and Citizens do not believe that financial statement information is material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the Offer is not subject to any financing condition, the Offer is for all outstanding Notes and Citizens is a public reporting company that files reports electronically under EDGAR.

Item 11. Additional Information.

(a) Not applicable.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. Exhibits.

(a)(1)(i)	Notice of Designated Event and Offer to Purchase dated March 23, 2007.
(a)(1)(ii)	Letter of Transmittal.
(a)(5)	Press Release dated March 23, 2007.
(b)	Not applicable.
(d)(1)
Indenture dated as of July 18, 2003, between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.10 to Commonwealth’s Form S-1 Registration Statement filed on November 7, 2003).

(d)(2)
Indenture dated as of August 3, 2005, between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Commonwealth’s Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(3)
First Supplemental Indenture dated as of March 8, 2007, among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 10.1 to Commonwealth’s Report on Form 8-K filed on March 9, 2007).

(d)(4)
First Supplemental Indenture dated as of March 8, 2007, among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 10.2 to Commonwealth’s Report on Form 8-K filed on March 9, 2007).

(g)	Not applicable.
(h)	Not applicable.

ITEM 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2007	Citizens Communications Company
By: /s/ Hilary E. Glassman_______
Name: Hilary E. Glassman
Title: Senior Vice President, General Counsel and Secretary

Commonwealth Telephone Enterprises, Inc.
By: /s/ Hilary E. Glassman_______
Name: Hilary E. Glassman
Title: Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(i)	Notice of Designated Event and Offer to Purchase dated March 23, 2007.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(5)	Press Release dated March 23, 2007.*
(b)	Not applicable.
(d)(1)
Indenture dated as of July 18, 2003, between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.10 to Commonwealth’s Form S-1 Registration Statement filed on November 7, 2003).

(d)(2)
Indenture dated as of August 3, 2005, between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Commonwealth’s Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(3)
First Supplemental Indenture dated as of March 8, 2007, among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 10.1 to Commonwealth’s Report on Form 8-K filed on March 9, 2007).

(d)(4)
First Supplemental Indenture dated as of March 8, 2007, among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 10.2 to Commonwealth’s Report on Form 8-K filed on March 9, 2007).

(g)	Not applicable.
(h)	Not applicable.
*Filed herewith.